Exhibit 12.1

Wal-Mart Stores, Inc.
Ratio of Earnings to Fixed Charges

	Three Months Ended		Fiscal Year Ended
	April 30,		January 31,
(Amounts in millions)	2013	2012	2013	2012	2011	2010	2009
Income before income taxes	$5,926	$5,852	$25,737	$24,398	$23,538	$22,118	$20,867
Capitalized interest	(20)	(19)	(74)	(60)	(63)	(85)	(88)
Consolidated net income attributable to the noncontrolling interest	(161)	(152)	(757)	(688)	(604)	(513)	(499)
Adjusted income before income taxes	5,745	5,681	24,906	23,650	22,871	21,520	20,280

Fixed charges:
Interest (1)	594	592	2,325	2,382	2,268	2,160	2,267
Interest component of rent	219	210	859	790	651	597	406
Total fixed charges	813	802	3,184	3,172	2,919	2,757	2,673
Income before income taxes and fixed charges	$6,558	$6,483	$28,090	$26,822	$25,790	$24,277	$22,953
Ratio of earnings to fixed charges	8.1	8.1	8.8	8.5	8.8	8.8	8.6
(1) Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.